                                      Filed by: Circle International Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                Subject Company: Circle International Group Inc.
                                                     Commission File No.: 0-8664


TO:      All Associates

Last week, I completed a tour of five European countries with Jim Crane and things are going very well. The reaction to our proposed merger has been positive. Today, as you read this message, we are touring Latin American countries where we continue to receive positive response and support.

I am pleased with the enthusiasm of our people and their excitement over the potential of our combined organizations. The scope and scale of our operations, and the experience and talent of our team are impressive. These strengths were clearly evident in the well-prepared presentations and engaging discussions we have had in each of our meetings.

Progress continues toward completing our proposed merger and we are making headway with the planning process. Transition planning meetings were held last week, and are ongoing this week. We have settled on key strategies, and begun to outline the makeup of the teams that will lead the transition and integration for both organizations, under the direction of Kim Wertheimer.

We also have established a formalized communications initiative, designed to keep you informed of progress with the merger timeline as well as plans and decisions related to transition and integration activities. In our first Merger Integration Update newsletter, to be issued shortly, we will introduce to you the principal members of the Merger Integration Team and the activities they will lead.

Our proxy and voting materials regarding the merger have been printed and mailed to shareholders. As many Circle employees also are shareholders as well, I encourage you to read and review the materials, and submit your votes. I am sure that you will agree we are taking the right steps.

We are truly on the verge of creating a powerful new company that will provide an exceptional value proposition to global logistics customers.

Sincerely,

Peter Gibert


FORWARD LOOKING STATEMENT AND INVESTOR NOTICE


EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS DEPENDENCE ON INTERNATIONAL TRADE AND WORLDWIDE ECONOMIC CONDITIONS, SEVERE ECONOMIC CONDITIONS IN CERTAIN REGIONS SERVICED BY CIRCLE, MARKET DEMAND, PRICING RISKS ASSOCIATED WITH OPERATIONS OUTSIDE THE U.S., CURRENCY FLUCTUATIONS, COMPETITIVE PRESSURES, IMBALANCES OF CAPACITY AND DEMAND IN CERTAIN TRADE LANES AND SERVICE AREAS, CIRCLE'S ABILITY TO INTEGRATE SUCCESSFULLY BUSINESSES THAT IT ACQUIRES, THE INCREASING COMPLEXITY OF CIRCLE'S INFORMATION TECHNOLOGY, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES, AND OTHER RISK FACTORS DETAILED IN CIRCLE'S SEC FILINGS.


THE STATEMENTS IN THIS EMPLOYEE COMMUNICATION REGARDING THE EXPECTED DATE OF CLOSING OF THE MERGER, FUTURE FINANCIAL AND OPERATING RESULTS, TARGET GROWTH RATES, BENEFITS OF THE MERGER, TAX AND ACCOUNTING TREATMENT OF THE MERGER, FUTURE OPPORTUNITIES AND ANY OTHER EFFECT, RESULT OR ASPECT OF THE PROPOSED TRANSACTION AND ANY OTHER STATEMENTS, WHICH ARE NOT HISTORICAL FACTS, ARE FORWARD LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, COSTS AND DIFFICULTIES RELATED TO THE INTEGRATION OF ACQUIRED BUSINESSES, COSTS, DELAYS, AND ANY OTHER DIFFICULTIES RELATED TO THE MERGER, FAILURE OF THE PARTIES TO SATISFY CLOSING CONDITIONS, RISKS AND EFFECTS OF LEGAL AND ADMINISTRATIVE PROCEEDINGS AND GOVERNMENTAL REGULATION, FUTURE FINANCIAL AND OPERATIONAL RESULTS, COMPETITION, GENERAL ECONOMIC CONDITIONS, ABILITY TO MANAGE AND CONTINUE GROWTH, RISKS OF INTERNATIONAL OPERATIONS AND OTHER FACTORS DETAILED IN EGL'S AND CIRCLE'S FORMS 10-K AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL OUTCOMES MAY VARY MATERIALLY FROM THOSE INDICATED.


EGL HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC. IN THE CONNECTION WITH THE MERGER, EGL AND CIRCLE HAVE MAILED A JOINT PROXY STATEMENT/PROSPECTUS, WHICH IS PART OF THE REGISTRATION STATEMENT, TO SHAREHOLDERS OF EGL AND CIRCLE CONTAINING INFORMATION ABOUT THE MERGER. SHAREHOLDERS OF EGL AND CIRCLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT EGL, CIRCLE, THE MERGER, THE PERSONS SOLICITING PROXIES RELATED TO THE MERGER, AND RELATED MATTERS THAT SHOULD BE CONSIDERED BY SHAREHOLDERS BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT PROSPECTUS AND OTHER DOCUMENTS ARE AVAILABLE FREE OF CHARGE ON THE SEC'S WEB SITE AT WWW.SEC.GOV AND FROM THE EGL AND CIRCLE CONTACTS LISTED IN THE DOCUMENTS. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, EGL AND CIRCLE FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC THAT ARE ALSO AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE AND FROM EGL AND CIRCLE.


IN ADDITION, THE IDENTITY OF THE PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" OF EGL SHAREHOLDERS AND CIRCLE SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER, AND ANY DESCRIPTION OF THEIR INTERESTS, IS AVAILABLE IN AN SEC FILING UNDER SCHEDULE 14A MADE BY BOTH EGL AND CIRCLE ON JULY 3, 2000.